AFYA LIMITED ANNOUNCES FIRST DIVIDEND DISTRIBUTION OF R$129.8 MILLION

Nova Lima, Brazil, March 13, 2025 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) ("Afya" or the "Company"), Brazil’s leading medical education group and provider of medical practice solutions, announced that its board of directors (the “Board”) approved its first distribution of a cash dividend.

On March 12, 2025, Afya's Board declared a cash dividend of R$129.8 million, representing 20% of the Company’s consolidated net income of R$648.9 million for the year ended December 31, 2024. This amounts to a dividend per share (DPS) of R$1.348923, payable in U.S. dollars on April 4, 2025, to shareholders of record as of the close of business on March 26, 2025. The payment will be made at the exchange rate (PTAX) published on March 13, 2025 by the Brazilian Central Bank, which is R$/USD 5.8131.

“We are pleased to reinforce our commitment to returning value to shareholders,” said Luis Blanco, Afya’s CFO. “The approval of the dividend distribution highlights our disciplined capital allocation and efficient capital structure. Even with a 20% distribution of our 2024 consolidated net income, we remain confident in our long-term growth and value creation strategy, with no changes to our guidance of growth.”

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited

ir@afya.com.br

Source: Afya Limited